VIA EDGAR

June 9, 2017

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:Mr. Wilson K. Lee, Senior Staff Accountant

Mr. Howard Efron, Staff Accountant

Re:Uniti Group Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 23, 2017

File No. 1-36708

Dear Mr. Lee:

This letter sets forth the response of Uniti Group Inc. (the “Company”) to the follow-up comment from the Staff of the Division of Corporation Finance (the “Staff”), received by letter dated May 26, 2017.  For your convenience, we have included the Staff’s comment below, immediately followed by our response thereto.

Form 10-K for the fiscal year ended December 31, 2016

Financial Statements

Note 4. Business Combinations, page 57

1.

We have considered your response to comment one. We note that you have decided to amortize the customer relationship associated with the Tower Cloud, Inc. acquisition using a straight-line method. Typically, benefits from the acquisition of customer relationships tend to dissipate more rapidly in the earlier years due to attrition. We note you considered historical data from both the exhibited historical attrition rates for Tower Cloud’s customers as well as exhibited historical attrition rates for market participants in the lit services industry. Please clarify whether the attrition for Tower Cloud customers and the lit services industry were consistent. To the extent they were not, please clarify how each factored into your attrition analysis and whether greater weight was placed on one versus the other and why. In addition, please identify the trends noted during your attrition analysis and clarify how such trends support the pattern in which the economic benefits of the customer

The Communications REIT	10802 Executive Center Drive	T 501 850 0820
	Benton Building, Suite 300	F 501 537 0769
	Little Rock, AR 72211	uniti.com

relationships are consumed or otherwise used up. Reference is made to paragraph 350-30-35-6 of the Accounting Standards Codification. Finally, please also revise disclosures in future filings to address your impairment policy related to finite intangible assets acquired.

Response: The Company acknowledges the Staff’s comment and respectfully submits that historical attrition rates for Tower Cloud customers were generally consistent with the historical attrition rates of market participants in the lit services industry, while noting that the attrition rates for Tower Cloud customers fell on the low-end of the range of rates for market participants that were observed.  Attrition rates in the fiber industry is low given the current high demand of telecommunication services.  In addition, future demand for such services is expected to be strong.  Tower Cloud’s average historical attrition rates were in the low to mid-single digits, while the Company observed historical market participant attrition rates to be just above the mid-single digits.  Because the Company believes that the historical attrition rates of Tower Cloud customers provides the most accurate basis for future trends, greater weight was placed on the Tower Cloud customer attrition rates, which were used in the Company’s overall projected financial information.  The Company notes that the trends in the historical attrition rates of Tower Cloud customers have been relatively consistent.  These trends, along with the long-term nature of the underlying contracts resulting from the customer relationships, which are closely tied to long-lived fixed assets, supports the Company’s conclusion that the utilization of a straight-line method is reflective of the pattern in which the economic benefits of the intangible assets are expected to be consumed (ASC 350-30-35-6).  As a result, the Company does not believe that a methodology that reflects customer relationship intangible benefits dissipating more rapidly in the earlier years would comply with ASC 350-30-35-6, as the Company expects low to mid-single digit attrition on long-term contracts.

In addition, the Company will include in future periodic filings disclosures regarding our impairment policy related to finite intangible assets acquired.

We believe the above response addresses your follow-up comment.  However, if you have further comments or need additional information, please feel free to contact me directly at (501) 850-0866.

Sincerely,

/s/ Mark A. Wallace

Mark A. Wallace

Executive Vice President – Chief Financial Officer and Treasurer

The Communications REIT	10802 Executive Center Drive	T 501 850 0820
	Benton Building, Suite 300	F 501 537 0769
	Little Rock, AR 72211	uniti.com